Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund For Utah (the 'Fund') was held on September 22, 2006. The holders of shares representing 78% of the total net asset value of the shares entitled to vote were present in person or by proxy.
At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee		For		Wthheld

	Tucker Hart Adams	$165,938,367		$1,468,873
	Gary C. Cornia		$166,388,131		$1,019,100
	Thomas A. Christopher	$166,417,149		$   990,082
      	Diana P. Herrmann	$166,330,903		$1,076,337
	Lyle W. Hillyard		$165,894,391		$1,512,849
	John C. Lucking	$166,377,117		$1,030,113
	Anne J. Mills		$166,438,259		$   968,971


2. To act on the selection of Tait, Weller & Baker LLP as the Fund's independent registered public accounting firm.

Dollar Amount of  Votes:

	For		Against		Abstain

	$165,164,307		$217,067		$2,025,865